P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-9296
Anthony_Coletta@vanguard.com

September 18, 2018

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard World Fund (the “Trust”)
File No. 2-17620
Post-Effective Amendment No. 151

Dear Ms. Larkin,

This letter responds to your comments provided on August 13, 2018, on the above referenced post-
effective amendment. The comments apply to Vanguard ESG U.S. Stock ETF and Vanguard ESG
International Stock ETF, each a series of the Trust (each, a “Fund” and collectively, the “Funds”). Our responses below, unless noted otherwise, are intended to apply to both Funds.

Comment 1:	Principal Investment Strategies (Vanguard ESG U.S. Stock ETF)
Comment:	Please clarify that the FTSE US All Cap Choice Index is composed of stocks of U.S.
companies.

Response:	The disclosure has been revised accordingly.

Comment 2:	Principal Investment Strategies
Comment:	Each Fund’s principal investment strategy states that “[t]he index methodology also excludes the stocks of companies that do not meet the labor, human rights, environmental, and anti-corruption standards as defined by the U.N. global compact principles, as well as companies that no not meet appropriate diversity criteria.” Please provide more detail regarding: (i) the U.N. global compact principles and (ii) what constitutes “appropriate diversity criteria.”

Response:	The disclosure in the “Security Selection” section of each prospectus has been revised accordingly.

Lisa N. Larkin, Esq.
September 18, 2018

Comment 3:	Total Return Swaps (Vanguard ESG U.S. Stock ETF)
Comment:	The Fund discloses that it may engage in transactions involving total return swaps. A total return swap is a senior security for purposes of Section 18 of the 1940 Act. When a fund engages in total return swap, the fund will need to set aside an appropriate amount of liquid assets as determined by Staff guidance to address Section 18 concerns. See
Investment Company Act Release Number 10666. Please note that the Commission has issued a release proposing to update the regulations regarding fund use of derivatives for purposes of Section 18. Accordingly, please note that the Commission could issue a new rule or guidance relating to fund use of derivatives which could impact the manner in which the fund operates.

Response:	We acknowledge the issuance of this release and this possible future rulemaking or guidance.

Comment 4:	Derivatives and Creation/Redemption Baskets
Comment:	Please explain how total return swaps and other derivatives are treated for purposes of the creation and redemption process.

Response:	Total return swaps and other derivatives are not included in a basket of creation or redemption securities. Creation and redemption baskets are only comprised of equity securities.

Please contact me at (610) 669-9296 with any questions or comments regarding the above response.
Thank you.

Sincerely,

/s/ Anthony V. Coletta, Jr.

Anthony V. Coletta, Jr.
Associate Counsel
The Vanguard Group, Inc.